Exhibit 99.1

ASX ANNOUNCEMENT
October 5th, 2009

Appointment of Dr. Mal Brandon as Company Director

The Board of Directors of Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE) has with great pleasure appointed Dr. Malcolm Brandon as a non-executive Director of the Company.

Dr. Brandon has spent his career in the biotech and life sciences sector where he has over 35 years experience in commercially focused research and development and in building successful companies.  These companies have commercialised a wide range of Australian and international technologies.  As the founding director of the Centre for Animal Biotechnology, an independently funded research arm within the University of Melbourne Veterinary Science School, he was also responsible for fund raising and the development of many important agricultural technologies and products.

Dr. Brandon was co-founder and Director of Stem Cell Sciences Ltd. and Smart Drug Systems Inc. and is currently the Managing Director of genetics and artificial animal breeding company Clone International which uses cloning technologies licensed from Geron Corporation to breed elite cattle, sheep and horses and to preserve the genetics of elite animals.

The Chairman of Genetic Technologies Mr. Fred Bart said, “The Directors of Genetic Technologies are delighted that Mal has agreed to join the Board.  His substantial and highly successful track record in genetics and biotechnology commercialisation will be of great practical and immediate value in the growth and development of our genetic testing and animal breeding businesses.  We look forward to working with Mal at this pivotal time in the history of the Company.”

FOR FURTHER INFORMATION PLEASE CONTACT

Dr. Paul D.R. MacLeman
Chief Executive Officer

Genetic Technologies Limited
Phone: +61 3 8412 7000